
novozymes

RECEIVED

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA


06010709

01/25/2006

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive press releases No. 1 and 2 of January 2006 as sent to the Copenhagen Stock Exchange.

PROCESSED
FEB 08 2006
THOMSON
FINANCIAL

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Stock exchange announcement from Novozymes

Group financial statement for 2005

January 24, 2006

2005 was another good year for Novozymes. Growth in both operating profit and net profit was 11% – significantly higher than expected at the beginning of the year. Operating profit rose to DKK 1,206 million, while net profit rose to DKK 861 million. Free cash flow was very satisfactory at DKK 991 million. The framework for the overall share buy-back programme is *being increased to a total of DKK 4 billion.*

- Sales rose by 5% to DKK 6,281 million from DKK 5,988 million in 2004. Measured in local currencies, growth in sales was 4%
- Operating profit rose by 11% to DKK 1,206 million from DKK 1,089 million in 2004. The operating profit margin was 19.2%, compared with 18.2% in 2004
- Profit before tax rose by 9% to DKK 1,150 million from DKK 1,056 million. Net financial costs were DKK 56 million, compared with DKK 33 million in 2004
- Net profit rose by 11% to DKK 861 million from DKK 775 million in 2004. Earnings per share (diluted) were DKK 12.8, an increase of 17%
- Free cash flow totalled DKK 991 million, compared with DKK 1,080 million in 2004. This is equivalent to an increase of 4%, when adjusted for a one-off item worth DKK 131 million in 2004
- Investments for the last 3 years amounted to DKK 1,065 million, while depreciation, amortisation and write-downs for the period totalled DKK 1,464 million
- Return after tax on invested capital (ROIC) rose to 19.3% from 17.4% in 2004
- Total share buy-backs in 2005 were DKK 1,053 million

Outlook for 2006

Sales are expected to rise by 7-9% in 2006, equivalent to an increase of 6-8% measured in local currency. Operating profit is also expected to rise by 7-9%, while net profit is expected to increase by 5-7%. Free cash flow before acquisitions is expected to be in the range DKK 750-850 million.
The Board of Directors has today approved an increase in the overall framework for share buy-backs from DKK 2.5 billion to DKK 4 billion. Within this framework, share buy-backs of up to DKK 1 billion have been approved for 2006. A proposal will further be submitted to the Annual Meeting of Shareholders to write down the share capital by a nominal amount of DKK 46 million in 2006 and to pay a dividend for 2005 of DKK 4.00 per share.


novozymes®

Unlocking the magic of nature

"We are very satisfied with the results for 2005," says Steen Riisgaard, President and CEO of Novozymes. "The results exceeded the outlook at the start of the year despite sales growth being below our long-term expectations. In 2005 we demonstrated solid earnings capacity, with high profit margins and high free cash flow. Exchange rate movements had a small positive effect on earnings, and in 2005 we met all our financial targets.
We expect to be able to keep on raising productivity and, therefore, as communicated in the Group financial statement for the first half of 2005 in August 2005, we will be increasing investments in research and business development within enzymes and microorganisms. In 2005 we confirmed our long-term financial targets and launched new initiatives to support opportunities for growth.
We retain our expectation of long-term growth in sales of 8-9%."

Income statement and balance sheet

Both operating profit and net profit were significantly better than expected at the start of the year. The results were slightly affected by positive exchange rate movements and were wholly in line with the company's updated full-year outlook of October 27, 2005 published in the Group financial statement for the first nine months of 2005.

Sales

Appendix 1

In 2005 sales rose by 5% to DKK 6,281 million from DKK 5,988 million in 2004. The average exchange rate in 2005 for the Group's most important currency, the USD, was on a par with the average exchange rate in 2004. The distribution of sales over the year meant that growth was positively affected by exchange rate movements. Calculated in local currencies, the increase was 4%.



Sales DKK million
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
5,988
6,281
1,491
1,624
Full Year
Q4
2004
2005
Distribution of Sales
5%
12%
32%
24%
27%
Detergent enzymes
Other technical enzymes
Food enzymes
Feed enzymes
Microorganisms

Sales of enzymes

Appendices 2.1 and 2.2

Sales of enzymes rose by 5% to DKK 5,973 million from DKK 5,690 million in 2004. Measured in local currencies, growth in sales was 4%.

Growth in sales of **technical enzymes** in 2005 was 5% in DKK terms, slightly positively affected by exchange rates. Sales in the fourth quarter of 2005 rose by 15% compared with the same period of 2004, favourably affected by exchange rate movements.

Novozymes A/S
Investor Relations
2006-00314-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Sales in DKK million


2,038
2,014
1,515
1,720
FY 2004
FY 2005
Detergent enzymes
Other technical enzymes

Sales of **detergent enzymes** were 1% lower than in 2004. High oil prices in 2005 meant rising ingredient prices for detergent manufacturers, which had a negative effect on sales of enzymes to the industry.
Sales of **other technical enzymes** grew by 14% in DKK terms compared with 2004 and by just above 12% in local currency. Growth in sales of enzymes to the fuel ethanol industry was very satisfactory and continued to be driven primarily by developments in the US market. Sales to the textile and starch industries showed healthy growth. The increase in sales to the textile industry was mainly related to China and Southeast Asia. Sales of hyaluronic acid to the cosmetics market were lower than expected, while the development in sales of pharmaceutical proteins was very positive.
Sales of technical enzymes were 15% higher in the fourth quarter of 2005 than in the same period of 2004, favourably affected by exchange rates. There was good growth in both detergent and other technical enzymes, including marked growth in sales of enzymes for fuel ethanol.

Sales in DKK million


1,439
1,491
FY 2004
FY 2005

Growth within **food enzymes** in 2005 was 4% in DKK terms and slightly lower in local currencies. Growth was driven primarily by increased sales of enzymes for alcohol and an increasing interest in enzymes for edible oils and fats, which rose significantly, albeit from a relatively low level. Sales of enzymes for the baking industry were slightly below the level for 2004. Stockbuilding on the distributor side at the end of 2004 hampered sales. Sales to the brewing industry fell compared with 2004, primarily due to a levelling off in sales of enzymes for low-carbohydrate beer. A positive trend in sales to Asia and Latin America was not sufficient to balance this out.
In the fourth quarter of 2005 sales for the segment as a whole were just below 5% lower than in the same period of 2004, which was positively affected by stockbuilding in the baking industry.

Sales in DKK million


698
748
FY 2004
FY 2005

Sales of **enzymes for feed** grew by just over 7% compared with 2004, slightly positively affected by exchange rates. As expected, growth in 2005 was more moderate than in previous years, which was mainly due to a relatively high level of penetration in certain regions for the current product portfolio. Growth was driven in particular by increased sales of phytase in North America and Asia, especially China. Sales of enzymes for improving the utilisation of vegetable protein were on a par with 2004.
Seen in isolation, the development in the fourth quarter of 2005 was satisfactory. Sales grew by 9% compared with the same period of 2004.

Sales of microorganisms

Sales in DKK million


298
308
FY 2004
FY 2005

Sales of **microorganisms** rose by 3% in 2005 in DKK terms and by just below 4% in local currencies compared with 2004. Sales in local currencies rose in all segments, the most positive being the development in sales of microorganisms for wastewater treatment. Sales to the aquaculture industry made a good start. There was double-digit growth in sales of microorganisms in the markets outside North America, where sales were on a par with 2004.
Sales rose by 12% in the fourth quarter compared with the same period of 2004, positively affected by currency development. This development can mainly be attributed to sales of microorganisms for plant care.

Sales by geographical area

There was an increase in sales measured in DKK terms in all geographical regions. Sales in Europe rose by 4% compared with 2004. This growth was primarily driven by increased

Novozymes A/S
Investor Relations
2006-00314-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27



sales of detergent enzymes and pharmaceutical proteins. The trend in North America was positively affected in particular by the favourable development within sales of enzymes for fuel ethanol, but there was also a positive development in sales of enzymes for feed. Growth was reduced by a fall in sales of detergent enzymes, and lower sales of enzymes to the baking and brewing industries. Overall, sales to North America were 1% higher than in 2004. Asia Pacific showed very satisfactory growth of 15%. Broadly speaking there was growth in all segments, but growth was most significant within enzymes for the alcohol, starch and textile industries. Sales to Latin America rose by 4% in DKK terms and fell by 2% in local currencies. Measured in DKK terms, there was a positive development in sales of enzymes to the detergent and brewing industries, while sales of enzymes for feed were lower than in 2004.

Long-term expectations for growth

The long-term expectations for growth remain at 8-9% overall, although there has been a change for some of the industries. Novozymes is thus increasing the long-term expectations for other technical enzymes, while the expectations for long-term growth in sales of enzymes for feed are being reduced. No changes have been made to the long-term expectations for detergent or food enzymes, and the expectations for growth within microorganisms are also maintained.

New products

Novozymes launched two new enzyme products in the fourth quarter of 2005:

- YieldMAX™ PL, the first enzyme for the dairy sector to be produced as a result of the partnership with Chr. Hansen. The enzyme is targetted at the production of mozzarella and other pizza cheeses, and increases the yield in cheese production by approximately 2%
- Viscozyme®, an enzyme for the fuel ethanol industry targetted at markets where wheat, barley or rye are used as the basis of production

Appendix 3

A total of six new enzyme products and one new product within microorganisms were launched in 2005.
Sales of new products account for approximately 30% of total sales. New products are defined as products launched within the last five years.

Costs, Licence fees and Other operating income

Appendix 4.1

Total costs excluding net financials and tax rose by just below 4% to DKK 5,109 million from DKK 4,930 million in 2004. The increase in costs was therefore 1% lower than the growth in sales.

Cost of goods sold was just above 3% higher than in 2004, and was lower than the relative increase in volume. There was a positive development in the gross margin, which rose to 53.3% from 52.6%, despite rising energy prices.

Sales and distribution costs rose by just below 6% in 2005, accounting for approximately 12% of sales, which is the same as in 2004.

Administrative costs rose in line with sales and were equivalent to 10% of sales, the same as in 2004.

As expected, research and development costs rose relatively more in the fourth quarter than earlier in the year and were equivalent to just below 13% of sales in 2005, marginally lower than in 2004.

Licence fees and Other operating income, net, totalled DKK 34 million, compared with DKK 31 million in 2004. The increase was due mainly to increased earnings in 2005 from the collaboration with Solvay Pharmaceuticals established in November 2004.

Depreciation, amortisation and write-downs fell by 7% in 2005 to DKK 462 million, compared with DKK 495 million in 2004.

Operating profit

Appendix 1

Operating profit rose by 11% to DKK 1,206 million from DKK 1,089 million in 2004, of which DKK 1,184 million relates to the enzymes business and DKK 22 million to microorganisms.


Operating margin (EBIT), DKK million
1,089
1,206
1,048
1,184
41
22
Total
Enzymes
Microorg.
2004
2005
Operating margin (EBIT) %
18.2
19.2
18.4
19.8
13.8
7.1
Total
Enzymes
Microorg.
2004
2005

The operating profit margin, calculated as operating profit as a percentage of sales, was 19.2%: 19.8% for enzymes and 7.1% for microorganisms. One-off costs, primarily environment-related, had a negative effect on earnings within microorganisms. The underlying operating profit margin was therefore approximately 10%, which was still below expectations.

Net financials

Appendix 1

Net financial costs were DKK 56 million in 2005, compared with DKK 33 million in 2004. The increase was due mainly to a net foreign exchange loss, which could primarily be related to realised and unrealised losses on the hedging of exposure to the USD and JPY in particular. Net interest costs were lower in 2005 than in 2004, due primarily to one-off tax-related interest income items. Net interest-bearing debt rose to DKK 877 million from DKK 638 million in 2004.

Profit before tax and net profit

Appendix 1

Profit before tax rose by 9% to DKK 1,150 million, compared with DKK 1,056 million in 2004. Net profit, measured before minority interests, rose to DKK 861 million, an increase of 11%. Inclusive of minority interests net profit was DKK 858 million, compared with DKK 764 million in 2004. A reduction of 2 percentage points in the rate of corporation tax in Denmark and an associated one-off income item relating to deferred tax had a significant positive effect on net profit.

Cash flow, investments and acquisitions

Appendix 5

Free cash flow rose by 4% compared with 2004, adjusted for a one-off income item of

Novozymes A/S
Investor Relations
2006-00314-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27



DKK 131 million relating to termination of equity hedging last year, which had a positive effect on investments in 2004. Free cash flow was DKK 991 million, compared with DKK 949 million in 2004, adjusted for the one-off income item.
An increase in total payables, reduced by an increase in inventories and in total receivables, had a positive effect on cash flow from operating activities.
Investments in 2005 totalled DKK 335 million, which was in line with expectations for the year. Investments for the last 3 years totalled DKK 1,065 million, while the total level of depreciation, amortisation and write-downs for the period was DKK 1,464 million. Novozymes therefore met its target of keeping total investments for the 3-year period 2003-2005 below the total level of depreciation, amortisation and write-downs. Future investments must be expected to rise to a more normalised level with a view to supporting future growth expectations.
At the end of 2005 Novozymes acquired the "BIO" division of Octel Gamlen Industries SA, Vernon, France, which is a small distributor within microorganisms. The investment was made to strengthen the business' distribution network in western Europe.

Return on invested capital

Appendix 1

Average invested capital as a percentage of sales fell from 79% in 2004 to 74% in 2005. The return after tax on invested capital (ROIC) rose to 19.3% in 2005, compared with 17.4% in 2004.

Balance sheet and movements in shareholders' equity

Appendices 6.1 and 6.2

Shareholders' equity was DKK 3,794 million at year-end 2005, compared with DKK 3,947 million at year-end 2004. Shareholders' equity was increased by the net profit for the period and currency translation adjustments in respect of subsidiaries' net assets, and reduced by dividend payments and purchase of treasury shares. The equity ratio, measured as shareholders' equity including minority interests, fell from 56% in 2004 to 52% in 2005.
A dividend of DKK 231 million was paid for 2004.
Purchase of treasury shares, reduced by the exercise of share options (DKK 126 million), reduced shareholders' equity by DKK 927 million in 2005. In connection with the share buy-backs, the nominal share capital was written down by DKK 30 million in 2005, equivalent to 4.1% of the total share capital, as approved at the Annual Meeting of Shareholders in March 2005. Following this write-down, the nominal share capital is DKK 696 million.
The holding of treasury shares at year-end consisted of 5,688,900 B shares, equivalent to 8.2% of the share capital.

Change in accounting policies

Novozymes changed its accounting policies with effect from January 1, 2005, and the Group financial statement for 2005 has therefore been prepared in accordance with the International Financial Reporting Standards (IFRS). The Stock exchange announcement for the Group financial statement for 2005 follows the guidelines pursuant to IAS 34. The comparative figures for 2004 have been adjusted for the transition to IFRS.
As a point of departure, the accounting policies for the Group financial statement for 2005 are consistent with the policies underlying The Novozymes Report 2004, Note 32. The changes set out in The Novozymes Report 2004, Note 32 "Transition to IFRS", which

describe the adjustments involved in changing from the historically applicable Danish accounting standards to IFRS are therefore applicable to this Group financial statement. See also The Novozymes Report 2004 and in particular the Stock exchange announcement of March 29, 2005, "Summary and key figures for the Novozymes Group for 2004 in accordance with IFRS". Both can be found at www.novozymes.com.

Outlook for 2006

The spot rates on January 23, 2006 for the company's major currencies were higher relative to the US dollar and Chinese renmimbi respectively and lower relative to the Japanese yen than the average rates for 2005. This development is expected to have a positive effect on the financial results in 2006.

(DKK)	USD	JPY	CNY
Average exchange rate 2005	600	5.45	73.25
Spot rate January 23, 2006	608	5.32	75.37
Change compared with average exchange rate 2005	1%	-2%	3%

Sales are expected to rise by 7-9%, positively affected by exchange rate movements. Operating profit is also expected to grow by 7-9%. Free cash flow is expected to be in the range DKK 750–850 million. New share buy-backs of DKK 1 billion will be implemented in 2006.

This outlook is based on exchange rates remaining at their current levels relative to the DKK for the rest of 2006, particularly the USD, CNY and JPY. In more detail, the outlook is as follows:

Sales — Growth in sales of 7-9% in DKK terms, and 6-8% measured in local currencies.

New products — Launch of 5-7 new products in 2006.

Operating profit — Growth in operating profit is expected to be 7-9%. Account has been taken of increased investment in market-expanding activities in 2006 of up to DKK 60 million. A positive currency effect is expected in 2006. Other things being equal, a 5% change in the exchange rate for the USD and JPY in 2006 is expected to have an impact on operating profit of DKK 30-40 million and DKK 5-15 million respectively.

Operating profit margin — Operating profit margin, measured as operating profit as a percentage of sales, of around 19%.

Net financials — Net financial costs are expected to be approximately DKK 90 million. Net financials are expected to be negatively affected by losses on the hedging of currency exposure. The expected cash flows for the USD and JPY have been fully hedged for 2006 at average rates of 586 for the USD and 5.57 for the JPY.

Novozymes A/S Krogshøjvej 36 Telephone: Internet:
Investor Relations 2880 Bagsværd +45 8824 9999 www.novozymes.com
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Net profit	Net profit is expected to rise by 5-7%.
Investments	Investments in property, plant and equipment before acquisitions are expected to be in the range DKK 500-600 million.
Free cash flow	Free cash flow before acquisitions of DKK 750-850 million.
ROIC	Return after tax on invested capital (ROIC) of 18-19%.

Capital structure

With a view to optimising the capital structure, in 2004 the Board of Directors approved and implemented a capital adjustment programme comprising two elements: an increased dividend pay-out ratio of minimum 30% of net profit and a 3- to 4-year share buy-back programme worth a total of DKK 2.5 billion. The shares were to be bought back with a view to cancellation and subsequent write-down of the share capital.

Novozymes' total share buy-backs within this framework in 2004 and 2005 amounted to DKK 1.9 billion. As a result of better earnings and higher free cash flow than expected, the Board of Directors considers it expedient to increase the overall framework for share buy-backs to DKK 4 billion. This leaves a total of DKK 2.1 billion available within the planned framework to be used for buy-backs by the end of 2007.

The Board of Directors has decided to start a new share buy-back programme for 2006 worth DKK 1 billion, within the total planned framework of DKK 4 billion.

The following proposals will also be submitted for the approval of the Annual Meeting of Shareholders on March 1, 2006:

- A dividend for the financial year 2005 of DKK 4.00 per A/B share of DKK 10, equivalent to an increase of 14% compared with 2004, when the dividend per share was DKK 3.50. The dividend pay-out ratio for 2005 is therefore 30%, on a par with last year.
- A write-down of the nominal B share capital of DKK 46 million, equivalent to 6.6% of the total share capital in order to be able to implement the share buy-back programme. After the proposed write-down, the total nominal share capital will be DKK 650 million.

Novozymes' principal shareholder, Novo A/S, has stated that if future buy-back programmes should have a negative effect on the liquidity of the company's share, it will take a positive part in remedying the situation. Following the previous write-downs of the share capital, Novo A/S has divested shares in both 2004 and 2005, and therefore maintained its relative proportion of ownership of Novozymes at 25.5% of the total share capital.

Events occurring after the close of the financial year

On January 24, 2006 Novozymes purchased the shares in Qingdao Huayuan Fine Bio-Products Co. Ltd, Shangdong, China, which is a small company within the biopolymers

Novozymes A/S Krogshøjvej 36 Telephone: Internet:
Investor Relations 2880 Bagsværd +45 8824 9999 www.novozymes.com
2006-00314-01 Denmark Telefax: CVR number:



area. The purchase has been made with a view to acquiring a dedicated production facility for hyaluronic acid, and also complements the existing product portfolio. The expected impact on the financial results for 2006 is included in the company's overall outlook for 2006.

The Board of Directors has approved a 3-year share option programme for the company's senior management with effect from 2006. The share option programme covers the period 2006-2008 with annual allocations based on achievement of specified targets. The programme covers approximately 300 managers internationally, but excludes Executive Management. Both the underlying number of shares in the programme and the exercise price will be set on the basis of the average price for the first five trading days after publication of the present Group financial statement.

Environmental and social reporting

Water and energy – effective utilisation of resources

Appendix 7

There was an improvement of 7% and 5% in the eco-productivity indices for water and energy respectively in 2005. Novozymes therefore met its targets for the year of 4% for water and 5% for energy in full. The improvements should be seen in the light of a changed product mix which, other things being equal, has a greater negative impact on eco-productivity, and also in the context of the big improvements achieved in 2004. The targets for 2006 are a maximum increase in actual consumption of water and energy of 7% and 9% respectively. The targets are related to the expected growth in sales.

Unintended releases of GMOs

There have not been any unintended releases of genetically modified organisms in 2005.

Significant spills

One single significant spill from Novozymes in Virginia, USA, was registered in 2005.

Occupational accidents with absence

The frequency of registered occupational accidents with absence was 4.6 in 2005, compared with 7.1 in 2004, and was therefore within the target set. There were no fatalities.

Employee turnover and rate of absence

Employee turnover in 2005 was 6.6%, an increase of 1.1 percentage points compared with 2004. Turnover remained low and within the target for 2005, which was 7%. The rate of absence in 2005 was 2.5, which was lower than 2004 and in line with the target of not exceeding 3%.

Novozymes has set a number of targets within the environmental and social area for 2006. For details of the individual targets, see www.novozymes.com.

Novozymes A/S
Investor Relations
2006-00314-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27



Forward-looking statements

This Stock exchange announcement contains forward-looking statements, including the financial outlook for 2006. Forward-looking statements are, by their very nature, associated with risks and uncertainties that may cause actual results to differ materially from expectations. The uncertainties may include unexpected developments in the international currency exchange and securities markets, market-driven price decreases for Novozymes' products, and the introduction of competing products within Novozymes' core areas.

Bagsværd, January 24, 2006

Board of Directors
Novozymes A/S

Contact persons

Media Relations:

Eva Veileborg Hald
Tel. (direct): +45 4442 3338
Mobile: +45 3079 3338

Annegrethe Jakobsen
Tel. (direct): +45 4442 3050
Mobile: +45 3079 3050

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund
Tel. (direct) +45 4442 8682
Mobile: +45 3079 8682

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.



Statement of the Board of Directors and the Management

The Board of Directors and the Management have considered and approved the audited Group financial statement for 2005 of Novozymes A/S.

The Group financial statement has been prepared in accordance with the International Financial Reporting Standards (IFRS), as approved by the EU. The Group financial statement has also been prepared in accordance with additional Danish requirements for the presentation of accounts by listed companies.

In our opinion the accounting policies used are appropriate and the Group financial statement gives a true and fair view of the Group's assets, liabilities and financial position at December 31, 2005 and of the Group's activities and cash flows for the 2005 financial year.

Bagsværd, January 24, 2006

Executive Management:

Steen Riisgaard
President and CEO

Per Falholt	Per Månsson	Peder Holk Nielsen	Arne W. Schmidt

Board of Directors:

Henrik Gürtler Chairman	Kurt Anker Nielsen Vice Chairman	Paul Petter Aas
Jerker Hartwall	Arne Hansen	Søren Jepsen
Ulla Morin	Walther Thygesen	Hans Werdelin

Novozymes A/S
Investor Relations
2006-00314-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
Internet:
www.novozymes.com
CVR number:

List of appendices

Novozymes A/S
Investor Relations
2006-00314-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 1: Summary and key figures 2001-2005

(DKK million)	2005	2004	Full Year 2003	2002	2001	% change YTD	Q4 2005	Q4 2004	% change Q4 / Q4
Sales	**6,281**	**5,988**	**5,775**	**5,632**	**5,252**	**5**	**1,624**	**1,491**	**9**
- Enzymes	5,973	5,690	5,514	5,427	5,182	5	1,549	1,424	9
- Microorganisms	308	298	261	205	70	3	75	67	12
Gross profit	**3,345**	**3,150**	**2,993**	**2,915**	**2,750**	**6**	**843**	**743**	**13**
- Enzymes	3,193	2,988	2,866	2,802	2,713	7	807	704	15
- Microorganisms	152	162	127	113	37	(6)	36	39	(8)
Operating profit (EBIT)	**1,206**	**1,089**	**998**	**964**	**918**	**11**	**297**	**252**	**18**
- Enzymes	1,184	1,048	992	954	917	13	296	239	24
- Microorganisms	22	41	6	10	1	(46)	1	13	(92)
Operating profit margin	19.2%	18.2%	17.3%	17.1%	17.5%		18.3%	16.9%	
Net financials	(56)	(33)	32	(51)	(45)	n/a	(32)	23	n/a
Profit before tax	**1,150**	**1,056**	**1,030**	**913**	**873**	**9**	**265**	**275**	**(4)**
Tax	289	281	284	257	268	3	68	80	(15)
Net profit	**861**	**775**	**746**	**656**	**605**	**11**	**197**	**195**	**1**
Minority interests	(3)	(11)	(9)	(3)	(2)	n/a	(2)	(12)	n/a
Net profit including minority interests	**858**	**764**	**737**	**653**	**603**	**12**	**195**	**183**	**7**
Foreing exchange gain/ (loss), net	(7)	33	81	40	36				
Interest income/ (costs)	(23)	(35)	(42)	(50)	(88)				
Gain/ (loss) on securities, etc., net	(26)	(31)	(7)	(41)	7				
Total financial income/ (costs)	**(56)**	**(33)**	**32**	**(51)**	**(45)**				
Gross profit	**53.3%**	**52.6%**	**51.8%**	**51.8%**	**52.4%**		**51.9%**	**49.8%**	
- Enzymes	53.5%	52.5%	52.0%	51.6%	52.4%		52.1%	49.4%	
- Microorganisms	49.4%	54.4%	48.7%	55.1%	52.9%		48.0%	58.2%	
Operating profit	**19.2%**	**18.2%**	**17.3%**	**17.1%**	**17.5%**		**18.3%**	**16.9%**	
- Enzymes	19.8%	18.4%	18.0%	17.6%	17.7%		19.1%	16.8%	
- Microorganisms	7.1%	13.8%	2.3%	4.9%	1.4%		1.3%	19.4%	
Return on Invested Capital after tax (ROIC)	19.3%	17.4%	15.5%	13.6%	12.5%				
Earnings per DKK 10 share	**13.1**	**11.2**	**10.5**	**9.0**	**8.2**	**17**	**3.0**	**2.7**	**11**
Average no. of A/B shares, outstanding (million)	65.5	68.3	70.5	72.3	73.6	(4)	64.3	67.1	(4)
Earnings per DKK 10 share (diluted)	**12.8**	**10.9**	**10.4**	**9.0**	**8.2**	**17**	**3.0**	**2.7**	**11**
Average no. of A/B shares, diluted (million)	67.1	69.8	70.9	72.6	73.9	(4)	65.9	68.7	(4)
Net interest-bearing debt, net	877	638	782	1,069	1,317	37	877	638	37
Equity ratio %	51.9%	55.8%	54.4%	50.5%	48.8%				
Return on equity %	22.2%	19.3%	18.2%	16.0%	15.2%				

Novozymes A/S
Investor Relations
2006-00314-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 2: Distribution of sales

2.1 By industry

(DKK million)	Full Year 2005	Full Year 2004	% change YTD	Q4 2005	Q4 2004	% change Q4/Q4
Enzymes	**5,973**	**5,690**	**5**	**1,549**	**1,424**	**9**
- technical enzymes	3,734	3,553	5	987	862	15
- detergent	2,014	2,038	(1)	508	483	5
- other technical	1,720	1,515	14	479	379	26
- food enzymes	1,491	1,439	4	354	371	(5)
- feed enzymes	748	698	7	208	191	9
Microorganisms	**308**	**298**	**3**	**75**	**67**	**12**
Sales	**6,281**	**5,988**	**5**	**1,624**	**1,491**	**9**

2.2 By geographical area

(DKK million)	Full Year 2005	Full Year 2004	% change YTD	% currency impact	% change in local currencies
Europe, Middle East & Africa	2,759	2,661	4	0	4
North America	1,773	1,762	1	1	0
Asia Pacific	1,278	1,110	15	1	14
Latin America	471	455	4	6	(2)
Sales	**6,281**	**5,988**	**5**	**1**	**4**

2.3 Quarterly sales by industry

(DKK million)	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	% change Q4 / Q4
Enzymes	**1,549**	**1,543**	**1,479**	**1,402**	**1,424**	**1,469**	**1,445**	**1,352**	**9**
- technical enzymes	987	958	915	874	862	931	897	863	15
- detergent	508	516	490	500	483	525	512	518	5
- other technical	479	442	425	374	379	406	385	345	26
- food enzymes	354	385	396	356	371	373	367	328	(5)
- feed enzymes	208	200	168	172	191	165	181	161	9
Microorganisms	**75**	**77**	**82**	**74**	**67**	**67**	**83**	**81**	**12**
Sales	**1,624**	**1,620**	**1,561**	**1,476**	**1,491**	**1,536**	**1,528**	**1,433**	**9**

2.4 Quarterly sales by geographical area

(DKK million)	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	% change Q4 / Q4
Europe, Middle East & Africa	656	723	714	666	685	691	659	626	(4)
North America	475	444	440	414	400	450	470	442	19
Asia Pacific	351	326	303	298	287	280	277	266	22
Latin America	142	127	104	98	119	115	122	99	20
Sales	**1,624**	**1,620**	**1,561**	**1,476**	**1,491**	**1,536**	**1,528**	**1,433**	**9**



Appendix 3: Overview of new products in 2005

Q1 2005	Polarzyme® - a new detergent enzyme for removal of protein stains at low temperatures
Q2 2005	Pectawash® - a new liquid detergent enzyme for removal of fruit and vegetable stains
Q3 2005	LeDeLin® - a new feed enzyme for phosphorus release for the Chinese market for condensed feed
	Novozym® 27115 - a new concept to improve the quality of noodles
	PondProtect® - a new microorganism for aquaculture to reduce harmful ammonia and nitrite in the water at shrimp farms
Q4 2005	YieldMAX™ PL – the first enzyme for the dairy industry under the alliance with Chr. Hansen. The enzyme improves the yield in the production of mozzarella and other pizza cheeses by approx. 2%
	Viscozyme® - a new enzyme for the ethanol industry that targets markets where wheat, barley or rye are used as the basis of production

Novozymes A/S
Investor Relations
2006-00314-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 4: Income statement

4.1 Income statement for 2005

(DKK million)	2005	2004	% change YTD
Sales	6,281	5,988	5
Cost of goods sold	2,936	2,838	3
Gross profit	**3,345**	**3,150**	**6**
Sales and distribution costs	748	709	6
Research and development costs	793	780	2
Administrative costs	632	603	5
Licence fees and Other operating income, net	34	31	10
Operating profit	**1,206**	**1,089**	**11**
Financial income	76	89	(15)
Financial costs	132	122	8
Profit before tax	**1,150**	**1,056**	**9**
Corporation tax	289	281	3
Net profit	**861**	**775**	**11**
Attributable to:			
Shareholders in the parent company	858	764	
Minority interests	3	11	
	861	**775**	

Novozymes A/S
Investor Relations
2006-00314-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

4.2 Income statement for 4th quarter of 2004 and the full-year 2004 in accordance with IFRS

Effect of IFRS (DKK million)	Q4 2004			Full year 2004		
Income statement	**Before IFRS**	**IFRS effect**	**After IFRS**	**Before IFRS**	**IFRS effect**	**After IFRS**
Sales	**1,504**	**(13)**	**1,491**	**6,024**	**(36)**	**5,988**
- Enzymes	1,437	(13)	1,424	5,726	(36)	5,690
- Microorganisms	67	0	67	298	0	298
Gross profit	**755**	**(12)**	**743**	**3,179**	**(29)**	**3,150**
- Enzymes	716	(12)	704	3,017	(29)	2,988
- Microorganisms	39	0	39	162	0	162
Operating profit	**254**	**(2)**	**252**	**1,090**	**(1)**	**1,089**
- Enzymes	243	(4)	239	1,057	(9)	1,048
- Microorganisms	11	2	13	33	8	41
Operating profit margin	16.9%		16.9%	18.1%		18.2%
Net financials	7	16	23	(9)	(24)	(33)
Profit before tax	**261**	**14**	**275**	**1,081**	**(25)**	**1,056**
Tax	75	5	80	288	(7)	281
Net profit	**186**	**9**	**195**	**793**	**(18)**	**775**
Minority interests	(12)	0	(12)	(11)	0	(11)
Net profit including minority interests	**174**	**9**	**183**	**782**	**(18)**	**764**
Earnings per share	**2.6**		**2.7**	**11.4**		**11.2**
Average number of A/B shares, outstanding (million)	67.1		67.1	68.3		68.3
Earnings per share, diluted	**2.5**		**2.7**	**11.2**		**10.9**
Average number of A/B shares, diluted (million)	68.7		68.7	69.8		69.8

Novozymes A/S
Investor Relations
2006-00314-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 5: Statement of cash flows and financial resources

(DKK million)	2005	2004
Net profit	**861**	**775**
Reversals of non-cash expenses	756	963
Corporation tax paid	(382)	(437)
Interest received	65	48
Interest paid	(95)	(43)
Cash flow before change in working capital	**1,205**	**1,306**
Change in working capital		
(Increase)/decrease in receivables	(53)	(1)
(Increase)/decrease in inventories	(23)	(42)
Increase/(decrease) in trade payables and other liabilities	197	24
Cash flow from operating activitites	**1,326**	**1,287**
Investments		
Purchase of intangible fixed assets	(11)	(54)
Sale of property, plant and equipment	31	2
Purchase of property, plant and equipment	(355)	(281)
Termination of currency swap	0	131
Purchase of minority shares	0	(5)
Cash flow from investing activities	**(335)**	**(207)**
Free cash flow	**991**	**1,080**
Financing activities		
Repayments of non-current borrowings	0	(500)
Non-current borrowings	0	470
Sales of shares in Novo Nordisk A/S	22	22
Purchase of treasury shares, net	(927)	(804)
Dividend paid	(231)	(217)
Cash flow from financing activities	**(1,136)**	**(1,029)**
Net cash flow	**(145)**	**51**
Unrealised gain/loss on currencies and financial assets, included in cash and cash equivalents	29	(4)
Net change in cash and cash equivalents	**(116)**	**47**
Cash and cash equivalents at January 1	483	436
Cash and cash equivalents at December 31	**367**	**483**
Undrawn committed credit facilities	3,000	3,000
Financial resources at December 31	**3,367**	**3,483**

Novozymes A/S
Investor Relations
2006-00314-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 6: Balance sheet and movements in shareholders' equity

6.1 Balance sheet for 2005

Assets (DKK million)	2005	2004
Completed IT development projects	52	93
Acquired patents, licences and know-how	239	263
Goodwill	120	104
IT development projects in progress	20	20
Intangible fixed assets	**431**	**480**
Land and buildings	1,796	1,746
Production equipment and machinery	985	1,021
Other equipment	315	329
Property, plant and equipment under construction	381	306
Property, plant and equipment	**3,477**	**3,402**
Deferred tax assets	**42**	**26**
Financial assets	**20**	**0**
Total fixed assets	**3,970**	**3,908**
Raw materials and consumables	178	167
Work in progress	305	298
Finished goods	714	665
Inventories	**1,197**	**1,130**
Trade receivables	1,056	915
Tax receivable	318	227
Other receivables	163	219
Receivables	**1,537**	**1,361**
Financial assets	**151**	**146**
Cash at bank and in hand	**454**	**531**
Total current assets	**3,339**	**3,168**
Total assets	**7,309**	**7,076**

Novozymes A/S
Investor Relations
2006-00314-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Liabilities and Shareholders' Equity

(DKK million)	2005	2004
Share capital	696	726
Treasury shares	(1,659)	(1,316)
Other reserves	122	14
Retained earnings	4,602	4,493
Minority interests	33	30
Total shareholders' equity	**3,794**	**3,947**
Deferred tax liability	574	517
Long-term employee benefits	17	16
Other Provisions	63	65
Financial liabilities	1,396	1,245
Other non-current liabilities	23	22
Non-current liabilities	**2,073**	**1,865**
Financial liabilities	168	48
Provisions	11	14
Trade payables	313	270
Tax payable	48	81
Other current liabilities	902	851
Total current liabilities	**1,442**	**1,264**
Total liabilities	**3,515**	**3,129**
Total liabilities and shareholders' equity	**7,309**	**7,076**

Novozymes A/S
Investor Relations
2006-00314-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

6.2 Movements in shareholders' equity

(DKK million)	2005	2004
Shareholders' equity at January 1, excl. minority interests	3,917	4,144
Net profit	858	764
Dividend paid	(231)	(217)
Purchase of treasury shares, net	(927)	(804)
Currency translation of net assets	144	30
Shareholders' equity excl. minority interests	**3,761**	**3,917**
Minority interests at January 1	30	29
Net profit	3	11
Dividend paid	(1)	(5)
Currency translation of net assets	1	(5)
Minority interests	**33**	**30**
Shareholders' equity at December 31	**3,794**	**3,947**

Appendix 7: Selected environmental and social data

	2005	2004
Eco-Productivity Index (EPI), water	107	116
Eco-Productivity Index (EPI), energy	105	113
Unintended releases of GMO's	0	0
Significant spills	1	1
Number of fatalities	0	0
Number of accidents per million working hours	4.6	7.1
Employees at December 31	4,068	3,966
Rate of employee turnover %	6.6%	5.5%
Rate of absence %	2.5%	2.8%

Novozymes A/S
Investor Relations
2006-00314-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27



Appendix 8: Overview of Stock exchange announcements in 2005

(excluding trading by insiders)

January 4, 2005	Share buy-back programme completed
January 31, 2005	Group financial statement for 2004
March 16, 2005	Holding of Novozymes shares by insiders (Status 1, 2005)
March 17, 2005	Annual Meeting of Shareholders of Novozymes A/S
March 29, 2005	Summary and key figures for the Novozymes Group for 2004 in accordance with IFRS
April 14, 2005	Novozymes and NREL achieve 30-fold reduction in enzyme cost and conclude biomass-to-ethanol-project
April 28, 2005	Novozymes A/S, Group financial statement for the first quarter of 2005
July 4, 2005	Reduction of the share capital and status of Novozymes' holding of own shares
August 11, 2005	Novozymes A/S, Group financial statement for the first half of 2005
August 29, 2005	Novozymes A/S purchases B shares worth DKK 244 million from Novo A/S as part of the ongoing share buy-back programme
October 13, 2005	Novozymes is recognised for research project
October 27, 2005	Novozymes A/S, Group financial statement for the first three quarters of 2005
December 20, 2005	Share buy-back programme completed

Novozymes A/S
Investor Relations
2006-00314-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27



Appendix 9: Financial calendar 2006

January 24, 2006	Group financial statement for 2005
January 24, 2006	Annual Report 2005 available on the Internet at www.novozymes.com
March 1, 2006	Annual general meeting of shareholders at Ballerup Superarena
April 26, 2006	Group financial statement for the first quarter of 2006
August 8, 2006	Group financial statement for the first half of 2006
October 25, 2006	Group financial statement for the first three quarters of 2006
November, 2006	Capital Markets Day 2006

Novozymes A/S
Investor Relations
2006-00314-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Trading by insiders in Novozymes A/S B shares

25. januar 2005

In accordance with Section 28a of the Danish Securities Trading Act, Novozymes reports the following transactions under ISIN DK0010272129, Novozymes B shares under the symbol NZYM B. Below trading was carried out on November 25, 2005, but not published due to error of reporting.

Name	Relation/ cathegory of close relation	Trading date	Character of the transaction	No. of shares traded (buy / sell)	Market value of shares traded
Steen Riisgaard	President and CEO	25/11-2005	Shares	- 2,000	633,000

Contact persons

Press and media:	Investor Relations:
Eva Veileborg Hald Tel. (direct): +45 4442 3338 Mobile: +45 3079 3338	Lene Aaboe Tel. (direct): +45 4446 0082 Mobile: +45 3077 0082
Annegrethe Jakobsen Tel. (direct): +45 4442 3050 Mobile: +45 3079 3050	Tobias Cornelius Bjorklund Tel. (direct): +45 4442 8682 Mobile: +45 3079 8682

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.